Exhibit 99.10

PRESS RELEASE

UK: TotalEnergies sells minority interests
in West of Shetland fields

Paris, January 31, 2022 – TotalEnergies has signed an agreement to sell to Kistos Energy Limited a 20% interest in the Greater Laggan Area fields and in the Shetland Gas Plant in the UK, as well as interests in several nearby exploration licenses.

The transaction price includes a firm consideration of 125 M$, as well as two contingent payments, the first one up to 40 M$ depending on the gas price in 2022, and the second one in the event of development of a discovery on an exploration license.

The transaction is subject to the approval of the UK authorities.

The Greater Laggan Area comprises the Laggan, Tormore, Glenlivet, Edradour and Glendronach fields, located around 140 kilometers west of the Shetland Islands, at water depths of 300 to 600 meters. Development of the fields was launched in 2010 and production start-up was achieved in 2016. Production from the 20% interest sold to Kistos Energy Limited was about 8,000 barrels of oil equivalent per day in 2021.

Following completion of the transaction, TotalEnergies E&P UK Limited will hold a 40% operated interest in the Laggan, Tormore, Glenlivet, Edradour and Glendronach fields, including infield facilities and the onshore Shetland Gas Plant, alongside partners Kistos Energy Limited (20%), Ineos E&P UK Limited (20%) and RockRose UKCS15 Limited (20%).

***

About TotalEnergies in the United Kingdom

TotalEnergies is present across the energy value chain in the UK. It has been present in the country for over 50 years and employs over 2,000 people.

Upstream, TotalEnergies is one of the country’s leading oil and gas operators, with equity production of 201,000 barrels of oil equivalent per day in 2020. It mainly comes from operated offshore fields in three major zones: the Alwyn/Dunbar area in the Northern North Sea, the Elgin/Franklin and Culzean areas in the Central North Sea and the Laggan-Tormore hub in the West of Shetland area.

Over the past two years the Company has also moved decisively into the UK’s offshore wind market. In 2020 it took a majority stake in Seagreen, Scotland’s largest offshore wind farm, and entered the Erebus and Valorous floating offshore windfarm projects in Wales. In February 2021, TotalEnergies and consortium partner Green Investment Group won rights to develop a 1.5 GW offshore wind farm off the coast of Lincolnshire. In January 2022, TotalEnergies, with Green Investment Group and RIDG, secured leasing rights to develop the West of Orkney Windfarm, a 2 GW offshore windfarm in Scotland.

Downstream, TotalEnergies is one of the UK’s largest suppliers of gas and electricity to businesses and the public sector. The Company is also present in the marketing of petroleum products including lubricants, aviation fuel, bitumen and specialty fluids.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).